

April 9, 2015

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
1201 South Alma School Road, Suite 8500
Mesa, Arizona 85210

> **Re:** **Iveda Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2015**
> **File No. 333-202787**

Dear Mr. Ly:

We have limited our review of your registration statement to the issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the offer and resale of 17,949,841 shares of common stock to be issued upon conversion of outstanding preferred stock and warrants. Non-affiliates of the company appear to hold 11,735,205 shares of your common stock. Based on the number of shares being registered relative to the number of shares of common stock held by non-affiliates it appears that the purported secondary offering by these persons may be a primary offering under Rule 415(a)(1)(x) of the Securities Act and that they are distributing the securities on the company´s behalf. As such, please revise to clearly identify these persons as underwriters in the prospectus. In addition, since you are not eligible to rely on Rule 415(a)(1)(x) of Regulation C, the offering by the underwriters must be conducted at a fixed price for the duration of the offering. See Rule 415(a)(4). Please revise accordingly. Alternatively, provide a detailed analysis as to why the offering of these shareholders' shares should not be characterized as a primary offering

with them acting as underwriters. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website.

2.   It appears that you are registering more shares of common stock than are issuable under the terms of the overlaying convertible securities. As you know the Division has issued guidance regarding accommodations for companies that attempt to register for resale shares of common stock prior to conversion of the overlaying securities. Refer to Question 139.10 and 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations. Please provide us with your analysis as to whether registering more shares than can currently be issued under the terms of the convertible securities is permissible under the Securities Act and the rules promulgated thereunder.

Selling Stockholders, page 47

3.   You have not identified the selling stockholders in this offering or provided the corresponding information regarding their existing ownership and amounts proposed to be sold in this offering. Please revise to ensure the table is complete in this regard.

Plan of Distribution, page 48

4.   You state that you are registering the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of warrants. Revise to ensure that you also disclose that you are registering shares of common stock issuable upon conversion of the Series A Preferred Stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Quinn P. Williams, Esq.
       Greenberg Traurig, LLP